UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, bldg. 14, Moscow, Russian Federation 125083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: April 29, 2002

By: ____________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

NEW YORK #265723

FOR IMMEDIATE RELEASE

VIMPELCOM RAISES US$250 MILLION OF FINANCING IN THE INTERNATIONAL BOND MARKETS

Moscow and New York (April 29, 2002) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced that it has raised US$250,000,000 in debt financing through the issuance of notes in the international bond markets. The notes bear an annual interest rate of 10.45% and are due on April 26, 2005. The notes are listed on the Luxembourg Stock Exchange.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the "Securities Act"). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes have been offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names. VimpelCom's ADSs are listed on the New York Stock Exchange ("NYSE") under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

For more information, please contact:

Valery Goldin
VimpelCom (Moscow)
7(095) 974-5888
vgoldin@vimpelcom.com

Christopher Mittendorf
Edelman Financial Worldwide
1(212) 704 8134
christopher.mittendorf@edelman.com